Exhibit (a)(5)(xviii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 27, 2007 and the related Letter of Transmittal, each as amended through January 22, 2008,  and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Greenhill & Co., LLC and Citigroup Global Markets Inc., the Dealer Managers for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Rocket Acquisition Corporation
an indirect wholly owned subsidiary of
Roche Holding Ltd

has increased the price of
its offer to purchase for cash all outstanding shares of common stock
(including the associated preferred stock purchase rights)
of

Ventana Medical Systems, Inc.
to
$89.50 Net per Share

Rocket Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), has increased the price of its offer to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ventana Medical Systems, Inc., a Delaware corporation (the “Company”), to $89.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 27, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (each as amended through January 22, 2008, which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 7:00 P.M., NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 7, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2008, among the Company, Roche Holdings, Inc. (“Holdings”) and the Purchaser (the “Merger Agreement”), pursuant to which Purchaser will be merged into the Company (the “Merger”).  The board of directors of the Company has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer by the stockholders of the Company.

Stockholders who have Shares registered in their own names and tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

Stockholders who have already tendered Shares pursuant to the Offer using the previously distributed Letter of Transmittal or Notice of Guaranteed Delivery and who have not withdrawn such Shares need not take any further action in order to receive the increased offer price of $89.50 per Share, if Shares are accepted and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Holdings and its affiliates (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase.

Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that, without the consent of the Company, Purchaser will not (i) waive the Minimum Condition, (ii) make any change that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth in Annex I to the Merger Agreement or amends any other term of the Offer in any manner adverse to the stockholders of the Company or (iii) change the expiration date other than as provided in the Merger Agreement. Notwithstanding the foregoing, Purchaser must extend the Offer from time to time in certain circumstances, including if at the scheduled or extended expiration date of the Offer the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived or the Merger Agreement is terminated.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived but not all of the Shares have been tendered, the Purchaser shall, if requested by the Company or may, in its sole discretion, give stockholders a further opportunity to tender at the same price in one or more subsequent offering periods. Stockholders tendering Shares during any subsequent offering period will not have the right to withdraw their Shares. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information.  Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Managers at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be requested from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: Ventana@mackenziepartners.com

The Dealer Managers for the Offer are:

300 Park Avenue	388 Greenwich Street
New York, New York 10022	New York, New York 10013

Call Toll Free: (888) 504-7336	Call Toll Free: (866) 362-5840

January 22, 2008